UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31654

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 08/01/21 (MM/DD/YY) AND ENDING 07/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: General Securities, Corp.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2007 Fayette
(No. and Street)

N. Kansas City	Missouri	64116
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Miller	816-472-7170	dave@generalsecuritiesusa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA d/b/a Thomas Faust, CPA
(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

02/14/18	6479
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, David S Miller, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of General Securities Corp, as of July 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SHERRY A KRUGER
MY COMMISSION EXPIRES
6-5-2024
NOTARY SEAL
#12464101
CLAY COUNTY
NOTARY PUBLIC, STATE OF MISSOURI

Signature: [signature]

Title: President

Sherry A Kruger
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

Your copy of your July 31, 2022 audit report has uploaded to my portal. This should be signed and notarized on page 2 of the "facing page".

Signed and notarized copies should be mailed to the following SEC addresses in time to arrive not later than 60 days after your fiscal year end of July 31, 2022.

Principal Office of the SEC (2 Copies):
SEC Headquarters
Securities and Exchange Commission Registration
Branch Mail Stop 8031 – 100-F Street, NE
Washington, DC 20549

Regional Office of the SEC (1 Copy)
Chicago Regional Office
ATTN: (your Regional Director's
Name) 175 W Jackson Boulevard –
Suite 900 Chicago, IL 60604

A pdf copy of your audited financial statements needs to be submitted to FINRA through the Firm Gateway annual audit electronic submission interface – not later than 60 days after your fiscal year end of July 31, 2022. You will need my PCAOB number, which is "*6479*", I am registered as Thomas Faust, CPA, LLC.

You may need to submit a signed and notarized copy of the audit report to SIPC.

You may need to submit signed and notarized audit reports to the state regulators of states that you are registered in or operate in.

Sincerely,

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana

General Securities, Corp.

Table of Contents

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, Indiana 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
General Securities, Corp.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of General Securities, Corp., as of July 31, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of General Securities, Corp., as of July 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of General Securities, Corp.'s management. My responsibility is to express an opinion on General Securities, Corp.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to General Securities, Corp. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of General Securities, Corp.'s financial statements. The supplemental information is the responsibility of General Securities, Corp.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
September 27, 2022

GENERAL SECURITIES, CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF JULY 31, 2022

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	186,071
Cash with clearing organization		50,867
Accounts receivable		17,803
Prepaid expenses		1,100
TOTAL CURRENT ASSETS		255,841
TOTAL ASSETS	$	255,841
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses payable		18,000
Commissions payable		12,455
Withheld and accrued payroll taxes		773
Income taxes payable		7,321
TOTAL LIABILITIES		38,549
STOCKHOLDER'S EQUITY		
Common stock (30,000 shares authorized, 28,000 shares issued and outstanding)		28,000
Additional paid-in capital		87,848
Retained earnings		486,944
Treasury stock		(385,500)
TOTAL STOCKHOLDER'S EQUITY		217,292
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	255,841

GENERAL SECURITIES, CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED JULY 31, 2022

REVENUE		
Commissions and 12b-1 fees from sale of investment company shares	$	107,448
Commissions on securities		60,321
Commissions on listed options		32,467
Other commissions		78,994
Other revenue		19,577
TOTAL REVENUE		298,807
EXPENSES		
Compensation and related benefits		151,647
Commissions		18,520
Clearing and execution charges		41,810
Regulatory fees and expenses		9,205
Occupancy		19,692
Other expenses		32,691
TOTAL EXPENSES		273,565
Net income before income taxes		25,242
Income tax provision		8,753
NET INCOME	$	16,489

GENERAL SECURITIES, CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JULY 31, 2022

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
BEGINNING BALANCE	$ 28,000	$ 87,848	$ 470,455	$ (385,500)	$ 200,803
Net income	-	-	16,489	-	16,489
Stockholder's distributions	-	-	-	-	-
ENDING BALANCE	$ 28,000	$ 87,848	$ 486,944	$ (385,500)	$ 217,292

GENERAL SECURITIES, CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	16,489
Adjustments to reconcile net income to net cash provided by		
(used in) operating activities:		
(Increase) decrease in operating assets:		
Accounts receivable		1,521
Prepaid expenses		(200)
Increase (decrease) in operating liabilities:		
Commissions payable		(1,158)
Withheld and accrued payroll taxes		990
Income taxes payable		2,154
Net Cash Provided by (Used in) Operating Activities		19,796
NET INCREASE IN CASH		19,796
CASH AT BEGINNING OF YEAR		166,275
CASH AT END OF YEAR	$	186,071
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash paid during the year for:		
Income taxes	$	1,432
Interest	$	-

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— General Securities, Corp. (the Firm) was incorporated in the state of Missouri on August 21, 1969. The firm is registered with the Securities and Exchange Commission. The Firm's principal business activity is the sale of securities and doing business as a $50,000 non-carrying, non-custodian broker-dealer. The Firm is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at July 31, 2022.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution, and money market accounts. At times, balances in these accounts may be exceed FDIC insured limits. The Firm did not have any accounts in excess of insured limits at year-end.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Revenue Recognition—Revenue consists of commissions and 12b-1 fees on transactions of exchange listed equity securities, commissions on listed option transactions, commissions on annuities and other securities commissions. The Firm earns and records commissions on trades of exchange listed equities, options, and mutual funds on a trade-date basis. Revenue on 12b-1 fees are recognized and recorded as earned. .

In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement:

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize revenue when the performance obligation is met

NOTE 2: CLEARING BROKER AGREEMENT

The Firm clears security transactions through Hilltop Securities, Inc. (the clearing broker). Under the terms of the clearing agreement, the clearing broker carries the accounts of the customers of General Securities, Corp. on a fully disclosed basis. The clearing broker executes transactions and settles contracts of securities for customer accounts, prepares confirmations and summary monthly statements and performs certain cashiering functions such as receiving and delivering securities.

Under the agreement, the Firm is required to maintain a minimum cash deposit of $50,000 which serves as a reserve for counterparty credit risk and settlement risk, as well as market risk on open un-hedged positions.

NOTE 3: INCOME TAX EXPENSE

The firm follows ASC subtopic 740-10 (formerly Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes") for recording the provision for income taxes. ASC 740-10 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they related. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

For the year ended July 31, 2022, the provision for income taxes consisted of Federal income tax expense of $7,491 and state income tax expense of $1,262. At July 31, 2022 there was also a payable of $6,266 for Federal income taxes and a payable of $1,055 for state income taxes. Tax years ending after July 31, 2019, remain subject to examination by taxing jurisdictions.

NOTE 4: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 5: COMMITMENTS AND CONTIGENCIES

On January 25, 2002, the Firm entered into an agreement with Southwest Securities, Inc. (the organization) whereby the organization will execute and clear securities transactions for the Firm on a fully disclosed basis. The original term of the agreement was for one year and is automatically renewable until written notice of termination is given 30 days prior to termination date. Under the terms of the agreement, the Firm is prohibited from entering into a similar agreement with another broker/dealer without prior approval from the organization. As of January 26, 2016, Southwest Securities, Inc. merged with Hilltop Holdings, Inc.

Management has evaluated other possible commitments and contingencies at July 31, 2022. They concluded that there were no other commitments or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 6: RETIREMENT PLAN AND EMPLOYEE BENEFIT PLAN

The Firm adopted a 401(k) retirement plan effective August 1, 1995. To be eligible, employees must be at least 18 years of age, complete 1,000 hours of service per year, and have completed at least one year with the Firm. Employees are allowed to make elective deferrals to the plan. The employer may make matching contributions to the accounts of all participants who make elective deferrals to the plan. Employee contributions to the plan are 100% vested at the time they are made. Employer contributions are fully vested after five years of service with the Firm.

The Firm also has a non-qualified employee medical reimbursement plan. The plan was designed to assist employees (participants) in providing for medical and dental bills. The employees contribute from their payroll checks through payroll deductions. The funds are deposited in a separately maintained cash account. There is also a separately recorded liability representing the funds contributed by employees.

NOTE 7: OFFICE LEASE

The Firm operates in a leased building on a month to month basis. Rent expense was $11,300 for the year ended July 31, 2022. There were no future minimum lease payments under this lease.

NOTE 8: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $50,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At July 31, 2022, net capital as defined under this rule, equaled $213,073 and net capital in excess of the minimum required was $153,073. The ratio of aggregate indebtedness to net capital was 18.09%.

NOTE 9: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended July 31, 2022. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 12: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the report of the independent registered accounting firm on the financial statements which is the date they were available to be issued. Management has concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.

GENERAL SECURITIES, CORP.

SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AS OF JULY 31, 2022

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	217,292
Add other deductions or allowable credits		-
Less nonallowable assets from Statement of Financial Condition		(2,254)
Net capital before haircuts on securities positions		215,038
Less haircuts on securities		(1,965)
Net Capital	$	213,073
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required based on 6-2/3% of aggregate indebtedness		1,560
Minimum dollar net capital requirement of reporting broker or dealer		50,000
Excess Net Capital	$	163,073
(A)-10% of total aggregate indebteness		3,855
(B)-120% of minimum net capital requirement		60,000
Net capital less greater of (A) or (B)	$	153,073
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total Aggregate Indebtedness liabilities from Statement of Financial Condition	$	38,549
Adjustments for Aggregate Indebtedness		-
Total Aggregate Indebtedness	$	38,549
Percentage of Aggregate Indebtedness to Net Capital		18.09%

Reconciliation with Company's Computation of Net Capital Pursuant to Rule 17a-5(d)(4)

As of July 31, 2022, there were no material differences between audited net capital above, and net capital as reported on PartIIA of the Firm's most recently file unaudited (FOCUS report.

GENERAL SECURITIES, CORP.
SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3
AS OF JULY 31, 2022

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

1) General Securities, Corp. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii) and,

2) The Firm is also filing their Exemption Report because the Firm's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscription on a basis where the funds are payable to the issuer or its agent and not to the Firm. In addition, the Firm did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money of (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Firm; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3).

GENERAL SECURITIES, CORP.
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
AS OF JULY 31, 2022

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

1) General Securities, Corp. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii) and,

2) The Firm is also filing their Exemption Report because the Firm's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscription on a basis where the funds are payable to the issuer or its agent and not to the Firm. In addition, the Firm did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money of (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Firm; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3).

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
General Securities, Corp.

I have reviewed management's statements, included in the accompanying Exemption Report of Broker and Dealers, in which (1) General Securities, Corp., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed the following exemption from 17 C.F.R. §2 4 0.15c3-3:(k)(2)(ii) and (2) General Securities, Corp. stated that General Securities, Corp. met the identified exemption provision throughout the most recent fiscal year without exception.

The Firm is also filing this Exemption Report because the Firm's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Firm. In addition, the Firm did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

General Securities, Corp.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Firm's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

Lafayette, Indiana
September 27, 2022

General Securities Corp.™
2007 Fayette
N. Kansas City, MO 64116

816 472-7170
FAX 660-829-9339

September 17, 2022

RE: Exemption Statement Rule 15c3-3

To the best of my knowledge and belief, I, David S. Miller, President and Chief Compliance Officer state that General Securities Corp is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-S(d)(I) and (4).

General Securities Corp claimed an exemption under provision 17 C.F.R. section 240. 15c3-3 (k)(2)(ii) as the company is a non-carrying broker dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

General Securities Corp is also filing this Exemption Report because the Form's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. & 240.17a-5 are limited to effecting securities transactions via subscription on a subscription way basis where funds are payable to the issuer or its agent and not to the Firm. In addition the Firm did not directly receive. Hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and /or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agents and not to VSI, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3).

General Securities Corp has maintained compliance with these exemption provisions throughout the entire fiscal year without exception.

David S. Miller,
President and Chief Compliance Officer

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct
Lafayette, Indiana 47909
765-237-9185 thomasfaustcpa2@gmail.com

Stockholder
General Securities, Corp.

In connection with my audit of the financial statements and supplemental information of General Securities, Corp. (the "Firm") for the year ended July 31, 2022, I will issue my report thereon dated September 27, 2022. Professional standards require that I provide you with the following information related to my audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of engagement letter, I will advise management about the appropriateness of accounting policies and their application. The Firm's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted, and the application of existing accounting policies was not changed the year ended July 31, 2022. I noted no transactions entered into by the Firm during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Firm's financial condition and results, and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Firm during the year ended July 31, 2022, in its financial statements are described in Note 1 to the financial statements and relate to the policies the Firm uses to account for accounting policies and procedures.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Firm's critical accounting estimate(s) are described in the notes to the financial statements

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Firm or that otherwise appear to be unusual due to their timing, size or nature. I noted no significant unusual transactions during my audit.

Related-Party Relationships and Transactions

As part of my audit, I evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. I noted no related parties or related-party relationships or transactions that were previously undisclosed to me; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Firm's Financial Reporting
Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. My responsibility under professional standards is to evaluate the qualitative aspects of the Firm's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of my evaluation and my conclusions to you. I have determined that the Firm has established and maintains proper policies and procedures to produce quality financial reports and financial reporting.

Uncorrected and Corrected Misstatements
Professional standards require me to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. I found none during my audit procedures. If I did identify such misstatements, I would have presented a schedule that summarizes the uncorrected misstatements to management and any corrected misstatements, other than those that would be clearly trivial, that, in my judgment, may not have been detected except through my auditing procedures. In my judgment, I identified no misstatements that should have been corrected, either individually or in the aggregate, that would indicate matters that could have a significant effect on the Firm's financial reporting process.

Auditor's Report
In connection with the audit of the financial statements, I have provided you a draft of my auditor's report.

Exceptions to Exemption Provisions
In connection with my review of the Firm's Exemption Report, I did not identify any exceptions to the exemption provisions that would cause the Firm's assertions not to be fairly stated, in all material respects.

Disagreements with Management
For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to my satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. I am pleased to report that no disagreements with management arose during the course of my audit.

Difficulties Encountered in Performing the Audit
I encountered no significant difficulties in dealing with management in performing and completing my audit.

Supplemental Information
Based on the regulatory requirements of SEC Rule 17a-5, the Firm presents in the audit report various supplemental information, that accompanies the financial statements. I subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on my audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of the Firm and is not intended to be, and should not be, used by anyone other than these specified parties.

Thomas Faust, CPA
Lafayette, Indiana
September 27, 2022